Exhibit 99.1

CYREN ANNOUNCES PRICING OF PUBLIC OFFERING OF ORDINARY SHARES

MCLEAN, Va. (August 12, 2015) – CYREN (NASDAQ: CYRN) today announced the pricing of its upsized underwritten public offering of 6,666,666 ordinary shares at a price to the public of $1.65 per share.  In addition, CYREN has granted the underwriter a 30-day option to purchase up to 999,999 additional ordinary shares to cover over-allotments, if any.  The offering is expected to close on or about August 17, 2015, subject to satisfaction of closing conditions.

The total gross proceeds of the offering are expected to be approximately $11.0 million.  After deducting the underwriter’s discount and other estimated offering expenses payable by CYREN, the net proceeds to the company are expected to be approximately $9.9 million.  These amounts assume no exercise of the underwriter’s over-allotment option.

CYREN intends to use the net proceeds from the offering for general corporate purposes, including research and development, sales and marketing and working capital.

Craig-Hallum Capital Group LLC acted as sole managing underwriter for the offering.

The shares are being offered pursuant to an effective shelf registration statement on Form F-3 that was previously filed with the Securities and Exchange Commission (SEC). The securities may be offered only by means of a prospectus and related prospectus supplement. The prospectus and a  prospectus supplement related to the offering have been filed with the SEC and are available on the SEC’s website located at http://www.sec.gov and may also be obtained from Craig-Hallum Capital Group, 222 South Ninth Street, Suite 350, Minneapolis, MN 55402, telephone 612-334-6300, email: prospectus@chlm.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CYREN

Founded in 1991, CYREN (NASDAQ and TASE: CYRN) is a long-time innovator in cyber intelligence, offering next generation Security as a Service solutions to enterprises and powering the security solutions of more than 200 of the world's largest IT and security technology providers. Providing detection of cyber attacks for many of the largest networks, CYREN maintains the broadest and deepest real-time Internet threat database in the world. Every day, CYREN collects and analyzes 17 billion pieces of threat data to protect 600 million global users. Threat data is gathered and cyber intelligence disseminated through 500,000 global points of presence in 200 countries.  Visit www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc

To download CYREN’s investor relations app please visit Apple’s App Store for the iPhone and iPad or Google Play for Android mobile devices.

This press release may contain forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the presentation; we assume no obligation to update any of them. The statements in this presentation are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with CYREN technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this presentation and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

U.S. Investor Contact
KCSA Strategic Communications
Garth Russell
+1 212 896 1250
grussell@kcsa.com

Israel Investor Contact
Iris Lubitch
SmarTeam
+972 54 2528007
iris@smartteam.co.il

Company Contact
Mike Myshrall,CFO
CYREN
+1 703 760 3320
mike.myshrall@cyren.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com